SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 9, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on May 9, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: May 9, 2012

PRESS RELEASE

9 May 2012

ING posts 1Q12 underlying net profit of EUR 705 million

•	ING Group 1Q12 net profit totalled EUR 680 million, including the impact of divestments and special items

•

Bank underlying result before tax increased 65.1% from 4Q11 to EUR 1,126 million, helped by lower impairments. Results include EUR -304 million of valuation adjustments (CVA/DVA) and fair value changes on own Tier 2 debt as credit spreads tightened. Excluding that impact, Bank results were down just 6.8% from a strong 1Q11

•

Insurance posted an operating result of EUR 475 million, supported by a strong investment margin and higher fees and premium-based revenues. Sales rose 5.1% from 1Q11, and jumped 29.6% from 4Q11. Underlying results were impacted by losses on hedges to protect regulatory capital, leading to a pre-tax underlying loss of EUR 18 million

•

Capital ratios remained strong: ING Bank’s core Tier 1 ratio strengthened to 10.9%, reflecting the sale of ING Direct USA and ongoing capital generation. The Insurance IGD solvency ratio remained stable at 225%

•	ING has begun discussions with the Dutch State, and together with the State will soon start discussions with the European Commission following the favourable court ruling on ING’s appeal

Chairman’s Statement

“The operating environment remained challenging in the first quarter, as the European sovereign debt crisis persisted, increasing volatility on financial markets. The impact of this environment was evident in our underlying results, which declined from a strong first quarter last year; however, earnings for both Bank and Insurance improved from the previous quarter,” said Jan Hommen, CEO of ING Group.

“Bank results rose 65.1% from the fourth quarter, supported by lower impairments, despite a negative CVA/DVA adjustment in the first quarter of 2012. Expenses declined compared with both prior quarters, and loan loss provisions improved slightly from the fourth quarter, but are expected to remain elevated given the weakening economic environment in Europe. Although competition for savings remained intense, Retail Banking attracted EUR 11.4 billion in new deposits, further strengthening the funding position of ING Bank, and on professional markets the Bank raised EUR 9.2 billion of long-term funding. The capital position strengthened further with a 10.9% core Tier 1 ratio.”

“Insurance results recovered from the fourth quarter, though underlying earnings continue to be impacted by mark-to-market losses on hedges to protect regulatory capital. Operating results remained solid, driven by a strong investment margin and higher fees and premium-based revenues as sales gained momentum in Asia, the US and Central Europe.”

“While ING welcomed the favourable court ruling on ING’s appeal against the European Commission, we remain committed to the decision to separate the banking and insurance operations, and are making good progress in preparing our Insurance and Investment Management businesses for stand-alone futures in Europe and the US.”

Key Figures1

	1Q2012	1Q2011	Change	4Q2011	Change
ING Group key figures (in EUR million)
Underlying result before tax Group	1,108	1,961	-43.5%	-666
of which Bank	1,126	1,533	-26.5%	682	65.1%
of which Insurance	-18	428	-104.2%	-1,348
Underlying net result	705	1,354	-47.9%	-594
Net result	680	1,381	-50.8%	1,186	-42.7%
Net result per share (in EUR)[2]	0.18	0.37	-51.4%	0.31	-41.9%
Total assets (end of period, in EUR billion)	1,242	1,229	1.0%	1,279	-2.9%
Shareholders’ equity (end of period, in EUR billion)	48	40	18.8%	47	2.0%
Underlying return on equity based on IFRS-EU equity[4]	6.0%	13.4%		-5.2%
Banking key figures
Underlying interest margin	1.32%	1.40%		1.36%
Underlying cost/income ratio	58.8%	56.0%		66.8%
Underlying risk costs in bp of average RWA	59	34		61
Core Tier 1 ratio	10.9%	10.0%		9.6%
Underlying return on equity based on IFRS-EU equity[4]	8.6%	12.5%		5.9%
Insurance key figures
Operating result (in EUR million)	475	511	-7.0%	478	-0.6%
Investment margin / life general account invested assets (in bps)[3]	118	98		113
Administrative expenses / operating income (Life & ING IM)	41.9%	39.6%		42.0%
Underlying return on equity based on IFRS-EU equity[4]	-0.7%	5.6%		-19.1%

The footnotes relating to 1-4 can be found on page 14 of this press release.

Note: Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments and special items.

ING GROUP CONSOLIDATED RESULTS

ING Group posted a first-quarter underlying net profit of EUR 705 million. Results improved compared with the fourth quarter for both Bank and Insurance, but were down compared with the strong first quarter of 2011. Underlying pre-tax results at ING Bank rose 65.1% sequentially to EUR 1,126 million, despite a EUR 304 million negative net impact of CVA/DVA and fair value changes on own-issued Tier 2 debt. Excluding that impact, Bank results were down just 6.8% from the first quarter of 2011. Insurance operating results were robust at EUR 475 million, down by only 0.6% from the fourth quarter, supported by higher fees and premium-based revenues and a strong investment margin. On an underlying basis, Insurance posted a quarterly loss of EUR 18 million, reflecting negative results on hedges in place to protect regulatory capital in the Benelux and the US. ING Group’s net profit was EUR 680 million in the first quarter of 2012, and included special items and the gain from the divestment of ING Direct USA.

The first-quarter underlying result before tax of ING Bank was EUR 1,126 million. Results were resilient despite pressure on the interest margin and the EUR -304 million impact of CVA/DVA and fair value changes on own-issued Tier 2 debt resulting from the tightening of credit spreads. Additions to loan loss provisions remained elevated, but declined slightly from the fourth quarter of 2011. Risk costs increased sharply from the first quarter of 2011, as that quarter included sizeable releases. Operating expenses decreased slightly compared with both prior quarters, consistent with ongoing cost-containment initiatives.

Despite strong competition for savings, ING Bank attracted a net inflow of funds entrusted of EUR 5.3 billion, reflecting continued focus on optimising the balance sheet through strong deposit-generation in ING’s home markets. Total lending continued to grow, despite ongoing weak demand in most segments. The net production of total lending was EUR 2.8 billion.

The operating result of ING Insurance was solid at EUR 475 million. Compared with the fourth quarter of 2011, the operating result decreased just 0.6%, as an increase in the Life operating profit was slightly mitigated by lower Non-life results. Operating results were down 7.0% year-on-year due to higher administrative expenses, a lower technical result and lower Non-life results.

The mark-to-market result on derivatives used to hedge local regulatory capital in the Netherlands and the US continued to impact the underlying results at Insurance. Insurance posted an underlying loss before tax of EUR 18 million in the first quarter, primarily due to negative results on hedges of EUR -379 million in the US Closed Block VA business and EUR -191 million in the Benelux.

Insurance sales (APE) rose 5.1% year-on-year, or 2.2% on a constant currency basis, driven by higher sales at Insurance US, Asia/Pacific, and Central & Rest of Europe. APE jumped 29.6% (26.9% excluding currency effects) from the fourth quarter of 2011, fuelled by seasonally higher sales in Asia/ Pacific and higher Full Service Retirement Plan and Employee Benefits sales in the US.

The Group’s quarterly net profit was EUR 680 million compared with EUR 1,381 million in the first quarter of last year and EUR 1,186 million in the previous quarter. The underlying effective tax rate was 32.5% in the first quarter. The net result included the EUR 489 million net gain on the sale of ING Direct USA, which closed on 17 February 2012. Special items after tax totalled EUR -515 million including the impact of a provision for a potential settlement with authorities in the US.

The first-quarter net profit per share was EUR 0.18. The average number of shares used to calculate earnings per share over the first quarter was 3,785 million. The Group’s underlying net return on IFRS-EU equity was 6.0% for the first three months of 2012.

Update on regulatory measures and law enforcement agencies investigations

As previously disclosed, ING Bank is in discussions with US authorities, including the Office of Foreign Assets Control (“OFAC”), concerning transactions executed by Commercial Banking until 2007 which are subject to investigation. ING Bank is cooperating fully with the ongoing investigations and is engaged in discussions to resolve these matters with the US authorities. Those discussions recently have advanced to the point where it is appropriate for ING Bank to take a provision for a potential settlement. This had an impact on the result after tax of EUR 370 million, recorded as a special item. Pending ongoing discussions with US authorities concerning these matters ING Bank is not in a position to provide further information at this time.

ING Bank is fully committed to conducting its business with the highest levels of integrity and regulatory compliance, which includes strict compliance with all applicable laws, regulations and standards in each of the markets and jurisdictions in which it operates. Over the past years, ING Bank has significantly increased its global compliance efforts, including a major increase of the number of compliance staff, amendments of key policies and guidelines and the international rollout of several programmes for education, awareness and monitoring of sanctions and compliance issues. The ongoing discussions with authorities in the US do not involve ING’s Insurance and Investment Management operations, nor Retail Banking or ING Direct.

2	ING GROUP PRESS RELEASE 1Q2012

BANKING

Banking key figures

	1Q2012	1Q2011	Change	4Q2011	Change
Profit and loss data (in EUR million)
Underlying interest result	3,052	3,092	-1.3%	3,114	-2.0%
Underlying income	3,801	4,037	-5.8%	3,398	11.9%
Underlying operating expenses	2,235	2,262	-1.2%	2,269	-1.5%
Underlying addition to loan loss provision	441	242	82.2%	447	-1.3%
Underlying result before tax	1,126	1,533	-26.5%	682	65.1%

Key figures
Underlying interest margin	1.32%	1.40%		1.36%
Underlying cost/income ratio	58.8%	56.0%		66.8%
Underlying risk costs in bp of average RWA	59	34		61
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)	300	283	6.0%	297	0.8%
Underlying return on equity based on IFRS equity[1]	8.6%	12.5%		5.9%
Underlying return on equity based on 10% core Tier 1[2]	10.4%	15.6%		7.2%

[1]	Annualised underlying net result divided by average IFRS-EU equity.
[2]	Annualised underlying, after-tax return divided by average equity based on 10% core Tier 1 ratio.

The underlying result before tax of ING Bank rose 65.1% from the fourth quarter of 2011, supported by lower impairments and losses from de-risking. Results in the quarter included EUR -304 million of credit and debt valuation adjustments (CVA/DVA) and fair value changes on own Tier 2 debt as credit spreads tightened. Excluding that impact, Bank results were down just 6.8% from a strong first quarter of 2011. Income showed resilience despite pressure on the interest margin as competition for savings continued. Risk costs remained elevated, but improved slightly from the fourth quarter. Underlying operating expenses decreased slightly compared with both comparable quarters, supporting results for the first quarter of 2012.

Total underlying income decreased 5.8% from the first quarter of 2011. However, excluding the EUR 198 million net loss from CVA/DVA at Commercial Banking and the EUR 106 million of negative fair value changes on the Bank’s own Tier 2 debt, underlying income rose 1.6% year-on-year. Impairments and de-risking losses diminished versus the fourth quarter of 2011, supporting an 11.9% increase in operating income. Results in the fourth quarter included EUR 133 million impairments on Greek government bonds and EUR 79 million realised losses from selective de-risking. The first quarter of 2012 included EUR 39 million of realised losses from selective de-risking. Impairments and negative fair value changes on real estate investments were negligible at EUR 6 million, while Greek government bond exchanges following the PSI programme yielded a EUR 22 million gain. Other realised gains on bonds and equities amounted to EUR 98 million.

The first-quarter underlying interest result was 1.3% lower than a year ago and down 2.0% from the previous quarter. These declines were largely related to lower interest margins on savings reflecting ongoing competition.

The underlying interest margin for the first quarter of 2012 was 1.32%, down from 1.36% in the fourth quarter of 2011. Approximately 3 basis points of the decline were caused by higher balances with central banks, as the majority of excess cash received from clients was placed at the ECB. Margins for savings remained under pressure, most notably in Retail Netherlands and Retail International, reflecting competition as well as a shift from variable savings to fixed-term deposits as the Bank works towards optimising its funding and the composition of local balance sheets. In Retail Belgium margins improved slightly, while in Commercial Banking margins were down slightly as demand for lending in most segments remained muted.

Despite strong competition, total funds entrusted grew by EUR 5.3 billion (adjusted for currency impacts and divestments). Retail Banking recorded EUR 11.4 billion of net inflow – with all reporting segments showing an increase – underscoring the strength of ING’s deposit-gathering capabilities. The most notable inflow was in the Netherlands where EUR 4.4 billion was attracted, largely due to the continuation of a successful one-year fixed-term deposit campaign. Commercial Banking reported a net outflow in funds entrusted of EUR 6.1 billion, mainly from asset managers and corporate treasuries, while issued certificates of deposit and commercial paper rose by EUR

ING GROUP PRESS RELEASE 1Q2012	3

22 billion, partly purchased by the same clients. Total net lending production at ING Bank was EUR 2.8 billion (adjusted for currency impacts and divestments), reflecting low demand for credit. The net production of residential mortgages was EUR 1.6 billion and was primarily in Germany and Belgium. Other lending balances grew by EUR 1.2 billion, as a EUR 0.5 billion decline in Commercial Banking was more than compensated by EUR 1.8 billion of net growth in Retail Banking, mainly in Belgium.

Underlying operating expenses decreased compared with the first and fourth quarters of 2011, reflecting ongoing cost-containment measures. The 1.2% decline from the first quarter of 2011 was supported by currency effects, but it also reflects lower performance-related personnel expenses and lower marketing costs. Expenses declined 1.5% from the fourth quarter of 2011, which included EUR 46 million of impairments on software and goodwill. The quarter-on-quarter expense decline was primarily attributable to lower marketing costs, which helped to mitigate the impact of higher performance-related personnel expenses and higher charges for bank levies. The first-quarter cost/income ratio was 58.8%, or 54.0% excluding market impacts and the CVA/DVA adjustment.

Risk costs declined slightly by 1.3% from the fourth quarter of 2011, but remained elevated. Additions to loan loss provisions were EUR 441 million, up from EUR 242 million a year ago, as the first quarter of 2011 was supported by a few specific releases in Industry Lending and in the Belgian mid-corporate segment. Risk costs declined modestly compared with the fourth quarter of 2011 as lower risk costs for the mid-corporate segment in the Netherlands were offset by a provision for a CMBS position within Retail International. Risk costs at Commercial Banking were almost flat. Total risk costs in the first quarter were 59 basis points of average risk-weighted assets. For the coming quarters, ING expects risk costs to remain elevated at around these levels.

Retail Banking’s underlying result before tax decreased 27% from a year ago, but increased 78% from the fourth quarter of 2011, supported by lower impairments and lower losses from de-risking. The interest result declined versus both comparable quarters, consistent with lower margins as competition for savings continued. Expenses edged up 1.2% year-on-year, but declined 3.4% sequentially, reflecting ongoing cost containment. Loan loss provisions remained elevated in the current quarter, mainly in business lending, but improved slightly versus the fourth quarter, particularly in the Netherlands.

Commercial Banking reported a solid first quarter, with an underlying result before tax of EUR 611 million. Results in the current quarter included EUR -198 million negative valuation adjustments (CVA/DVA) resulting from higher fair values of ING’s issued structured notes. Excluding that impact, the underlying profit before tax was EUR 809 million, up 4.9% versus the first quarter of 2011 and up by EUR 549 million from the fourth quarter. Expenses declined compared with both prior periods, reflecting ongoing cost containment. Loan loss provisions rose from the same quarter of last year, which included a net release in Industry Lending, and increased slightly from the fourth quarter of 2011.

The underlying loss before tax in Corporate Line Banking narrowed to EUR 101 million from EUR -120 million in the first quarter of 2011. This was despite EUR -106 million of fair value changes on part of ING Bank’s own Tier 2 debt in the current quarter, due to the tightening of ING’s credit spreads. The improvement in Corporate Line results from a year ago was mainly due to lower capital benefits paid to the business lines following the ING Direct USA divestment. Lower interest expenses following the liability management transactions executed in December 2011 also supported the Corporate Line result.

ING Bank’s net result was EUR 831 million, including a EUR 489 million net gain on the sale of ING Direct USA. Special items after tax totalled EUR -404 million, including the impact of the provision for a potential settlement with US authorities.

The underlying return on IFRS-EU equity declined to 8.6%, mainly due to the lower quarterly result. The Ambition 2015 return on IFRS-EU equity target is 10-13%. The return on equity based on a 10% core Tier 1 ratio was 10.4%.

4	ING GROUP PRESS RELEASE 1Q2012

INSURANCE

Insurance key figures

	1Q2012	1Q2011	Change	4Q2011	Change
Margin analysis (in EUR million)
Investment margin	459	371	23.7%	440	4.3%
Fees and premium-based revenues	1,228	1,203	2.1%	1,104	11.2%
Technical margin	141	196	-28.1%	172	-18.0%
Income non-modelled life business	14	25	-44.0%	19	-26.3%

Life & ING IM operating income	1,843	1,795	2.7%	1,735	6.2%

Administrative expenses	773	710	8.9%	728	6.2%
DAC amortisation and trail commissions	507	482	5.2%	483	5.0%

Life & ING IM operating expenses	1,280	1,191	7.5%	1,211	5.7%

Life & ING IM operating result	563	604	-6.8%	524	7.4%

Non-life operating result	9	42	-78.6%	39	-76.9%
Corporate Line operating result	-96	-135		-86

Operating result	475	511	-7.0%	478	-0.6%

Non-operating items	-493	-84		-1,827

Underlying result before tax	-18	428	-104.2%	-1,348

Key figures
Administrative expenses / operating income (Life & ING IM)	41.9%	39.6%		42.0%
Life general account invested assets (end of period, in EUR billion)[1]	157	149	5.4%	159	-1.3%
Investment margin / life general account invested assets (in bps)[2]	118	98		113
ING IM Assets under Management (end of period, in EUR billion)	327	304	7.6%	322	1.6%
Underlying return on equity based on IFRS-EU equity[3]	-0.7%	5.6%		-19.1%

[1]

Revised definition: the Life GA invested assets definition has been revised to better align with the investment margin on operating basis by, amongst others, excluding non-trading derivatives and revaluations on debt securities; all previous quarters have been restated

[2]	Four-quarter rolling average
[3]	Annualised underlying net result divided by average IFRS-EU equity

Operating results for Insurance remained robust, supported by a strong investment margin and higher fees and premium-based revenues. Sales gained momentum in Asia/Pacific, the US and Central & Rest of Europe, and were up 5.1% year-on-year. First-quarter underlying results were strongly impacted by market-related items, including negative results on hedges, as ING continued to focus on protecting regulatory capital amid volatile financial markets.

The operating result for Life Insurance and Investment Management declined 6.8% from one year ago to EUR 563 million. This was due primarily to higher administrative expenses and a lower technical margin, which together more than offset an increase in the investment margin. Compared with the fourth quarter of 2011, the operating result rose 7.4%. This was mainly attributable to higher fees and premium-based revenues and a higher investment margin, which mitigated the impact of higher administrative expenses and a lower technical margin.

The investment margin jumped 23.7% year-on-year and rose 4.3% sequentially to EUR 459 million. The increase versus a year ago was largely driven by a higher level of general account assets and lower average crediting rates in the US, as well as higher investment margins in the Benelux and Asia/Pacific. De-risking and other investment portfolio management actions effected in the second half of 2011 had a negative impact on the investment margin in the Benelux; however, this was more than compensated by the positive impact of higher general account assets and higher operating income from real estate. Compared with the fourth quarter of 2011, the investment margin rose, mainly due to higher results in Insurance US. The four-quarter rolling average investment spread improved to 118 basis points from 98 basis points a year ago and from 113 basis points in the fourth quarter, despite the aforementioned actions undertaken in the Benelux.

Fees and premium-based revenues rose 2.1% from the first quarter of 2011 on strong new sales and renewals in Asia/ Pacific and the US. These factors more than compensated for higher hedging and reserve costs in the US Closed Block VA and lower fees in Central & Rest of Europe stemming from pension fund regulatory changes in Poland and Hungary. On a sequential basis, fees and

ING GROUP PRESS RELEASE 1Q2012	5

premium-based revenues increased 11.2%, fuelled by seasonally higher sales in Asia/Pacific (particularly in Japan COLI) and group pension renewals in the Benelux.

The technical margin was EUR 141 million, down 28.1% year-on-year and 18.0% sequentially. The decline from the first quarter of 2011 was primarily attributable to the Benelux, which recorded an addition to guarantee provisions related to group life contracts in the current quarter, compared to a release a year ago. The decrease from the fourth quarter was caused by lower technical results in the Benelux and US, which were partly mitigated by higher technical results in Central & Rest of Europe.

Life Insurance and Investment Management administrative expenses rose 8.9% to EUR 773 million from the first quarter of 2011, as that quarter included a EUR 22 million non-recurring reduction in accruals. Excluding this item, expenses rose 5.6% due to higher Solvency II project costs and the reallocation of expenses in the Benelux from Non-life to Life. Total expenses rose 6.2% sequentially, reflecting a EUR 45 million non-recurring expense reduction in the fourth quarter.

The Non-life operating result was EUR 9 million compared with EUR 42 million in the first quarter of 2011 and EUR 39 million in the previous quarter. The year-on-year decline was caused by higher Disability & Accident claims in the Netherlands. The economic downturn led to higher claims for income protection products. In the previous quarter, high Disability & Accident claims were compensated by non-recurring positive effects in the premium and expense provisions.

The Corporate Line operating loss narrowed to EUR -96 million from EUR -135 million a year ago. This was mainly due to lower interest on hybrids and debt following the coupon change (from fixed to floating) on the EUR 1,250 million ING Verzekeringen N.V. hybrid and the termination of a floating to fixed interest rate swap, both in June 2011.

The first-quarter underlying result before tax for Insurance was EUR -18 million. The principal reason for this loss was a EUR 570 million negative result on hedges in the Benelux and in the US Closed Block VA business, reflecting ING’s continued focus on protecting regulatory capital.

Gains/losses and impairments on investments were EUR 106 million. This included EUR 154 million of realised capital gains on public equity, which more than offset EUR 71 million of capital losses on debt securities resulting from de-risking; both were recorded in the Benelux. Central and Rest of Europe realised EUR 15 million of capital losses from sales of financial bonds in Spain and Greek sovereign bond exchanges under the PSI programme.

Revaluations were EUR -180 million, reflecting EUR -156 million of mark-to-market adjustments on equity options in place to protect regulatory capital and a EUR 58 million real estate revaluation loss – both in the Benelux – and EUR 35 million of positive revaluations on private equity investments and alternative assets in Insurance US.

Market and other impacts amounted to EUR -419 million and were primarily due to a EUR 379 million loss on hedges (net of reserve changes) in the US Closed Block VA, as the hedge programme focuses on protecting regulatory capital rather than mitigating earnings volatility. In the Benelux, a positive EUR 17 million change in the provision for guarantees on separate account pension contracts (net of hedging) partially offset a EUR 35 million loss on the macro interest rate hedges in place to protect solvency.

The net result of ING Insurance was EUR -152 million. This included EUR -111 million of special items, consisting primarily of costs related to restructuring programmes and separation expenses, and costs associated with the liability management transaction executed in March 2012.

Insurance sales (APE) rose 5.1% year-on-year, or 2.2% on a constant currency basis, with higher sales in almost all regions. Excluding currency effects, sales in Asia/Pacific jumped 15.1% on double-digit growth in Japan, Malaysia, Hong Kong and China. APE at Insurance US rose 3.6% due to higher Full Service Retirement Plan and Employee Benefits sales. Central & Rest of Europe posted a 14.0% increase in APE, driven by higher Life sales in Hungary. At Insurance Benelux, APE fell 35.9% due to lower sales from corporate pensions and individual life products in the Netherlands, as well as lower sales in Belgium. Compared with the fourth quarter of 2011, total Insurance sales rose 29.6% (up 26.9% excluding currency effects), mainly fuelled by higher Full Service Retirement Plan and Employee Benefits sales in the US, and seasonally higher sales in Asia/Pacific.

6	ING GROUP PRESS RELEASE 1Q2012

BALANCE SHEET AND CAPITAL MANAGEMENT

Balance Sheet and Capital Management key figures

	ING Group		ING Bank N.V.		ING Verzekeringen N.V.		Holdings/Eliminations
End of period, in EUR million	31 Mar. 12	31 Dec. 11	31 Mar. 12	31 Dec. 11	31 Mar. 12	31 Dec. 11	31 Mar. 12	31 Dec. 11
Balance sheet data
Financial assets at fair value through P&L	262,863	262,722	132,261	136,089	130,796	126,873	-194	-240
Investments	219,148	217,407	86,278	83,802	132,870	133,604
Loans and advances to customers	606,032	602,525	581,022	577,570	30,080	32,928	-5,070	-7,973
Other assets	153,686	134,091	121,116	101,221	42,181	41,981	-9,611	-9,111

Total assets excl. assets held for sale	1,241,729	1,216,745	920,677	898,682	335,927	335,387	-14,875	-17,324

Assets held for sale		62,483		62,483

Total assets	1,241,729	1,279,228	920,677	961,165	335,927	335,387	-14,875	-17,324

Shareholders’ equity	47,616	46,663	35,307	34,367	23,531	23,475	-11,222	-11,179
Minority interests	831	777	729	693	84	62	18	22
Non-voting equity securities	3,000	3,000					3,000	3,000

Total equity	51,447	50,440	36,036	35,060	23,615	23,537	-8,204	-8,157

Debt securities in issue	163,968	139,861	155,035	130,926	3,425	3,436	5,508	5,499
Insurance and investment contracts	281,554	278,833			281,554	278,833
Customer deposits/other funds on deposit	474,533	467,547	485,481	479,363			-10,948	-11,816
Financial liabilities at fair value through P&L	140,190	142,868	136,013	138,864	4,526	4,404	-349	-400
Other liabilities	130,037	135,414	108,112	112,687	22,807	25,177	-882	-2,450

Total liabilities excl. liabilities held for sale	1,190,282	1,164,523	884,641	861,840	312,312	311,850	-6,671	-9,167

Liabilities held for sale		64,265		64,265

Total liabilities	1,190,282	1,228,788	884,641	926,105	312,312	311,850	-6,671	-9,167

Total equity and liabilities	1,241,729	1,279,228	920,677	961,165	335,927	335,387	-14,875	-17,324

Capital ratios (end of period)
ING Group debt/equity ratio	12.7%	12.7%
Bank core Tier 1 ratio			10.9%	9.6%
Insurance IGD Solvency ratio					225%	225%

ING Group’s balance sheet decreased by EUR 37 billion in the first quarter to EUR 1,242 billion, primarily due to the divestment of ING Direct USA. Excluding the divestment impact and EUR 7 billion of negative currency effects, assets increased by EUR 32 billion, mainly driven by higher cash and balances with central banks and positive revaluations of investments for risk of policyholders.

Cash and balances with central banks rose in the first quarter due to a further increase of overnight deposits placed with central banks. The Long-Term Refinancing Operations (LTROs) from the ECB clearly improved liquidity in the market. Although ING did not participate in the LTROs, the Bank’s commercial paper programme benefitted from the improved liquidity which resulted in a EUR 22 billion increase of certificates of deposit and commercial paper issuance in the first quarter. This amount was largely placed with central banks.

Shareholders’ equity increased to EUR 48 billion (or EUR 12.56 per share), mainly due to the quarterly net profit of EUR 0.7 billion.

ING Bank’s core Tier 1 ratio increased to 10.9% from 9.6% at the end of 2011. The increase was largely the result of a EUR 30.8 billion reduction in risk-weighted assets reflecting the sale of ING Direct USA, as well as de-risking efforts and restructuring of the Financial Markets platform. Core Tier 1 capital increased by EUR 0.9 billion to EUR 32.7 billion, driven by the quarterly net profit.

The Insurance Group Directive ratio (IGD) remained stable at 225% at the end of March 2012. Both the total capital base and IFRS-EU required capital decreased slightly.

The Group debt/equity ratio remained stable at 12.7% as shareholders’ equity and Group core debt both increased slightly.

The Bank’s long-term funding needs are largely covered for 2012. ING Bank has EUR 18 billion of debt with tenor longer than one year maturing in 2012. In the first quarter, the Bank successfully issued EUR 9.2 billion of long-term debt. In 2011, ING Bank issued EUR 23 billion of long-term debt versus EUR 10.7 billion maturing in 2011.

ING continued to make good progress in the separation of the Insurance company by proactively addressing asset disposal clauses in three senior debt securities issued by ING Verzekeringen N.V. with a total nominal value of EUR 2.6 billion. The clauses on the senior debt securities were successfully changed on 30 March 2012. Sixty-four percent of the securities have been exchanged for a total of EUR 1.7 billion of ING Groep N.V. securities. The exchange settled on  4 April 2012.

ING GROUP PRESS RELEASE 1Q2012	7

BUSINESS AND SUSTAINABILITY HIGHLIGHTS

Sustainability forms an integral part of ING’s corporate strategy. ING’s sustainability approach focuses on achieving long-term business success for both ING and our clients while contributing towards economic development, a healthy environment and a stable society.

‘ING in Society 2011’ report

In April 2012, ING published the 12th ‘ING in Society’ report. It shows how the economic, social and environmental aspects of its business (banking, insurance and investment management) are interconnected. The report gives more in-depth information on ING’s environmental, social and risk (ESR) policies and guidelines, and provides numerous examples of how they are applied in day-to-day practice. Of particular interest is a detailed overview of the composition of ING’s businesses, including our exposure to different sectors in the economy.

ING aims to be transparent and accountable about its activities in the field of sustainability, and to continuously engage with its most important stakeholders. New in this year’s report is therefore a detailed overview of the expectations of its main stakeholders and ING’s positions on the most material issues. The report also presents ING’s views on various topics that were subject to heated public debate in 2011, and which were of concern to its stakeholders. These include, among others, the future of finance and remuneration in banking.

Key highlights from the 2011 report:

•	ING was again included in the 2011 DJSI World Index and the FTSE4Good

•	Sustainability function now directly reports to ING’s CEO

•	In 2011, ING operated 100% carbon neutral. ING has been carbon neutral since 2007

•	The absolute amount of carbon emissions from ING’s operations decreased by 25% in 2011 compared to 2007

•	ING IM introduced a new fund, the ‘ING Sustainable Credit Fund’

•	Partnership with UNICEF extended for three years

•	In 2011, 118,101 children were provided with access to quality education through the ING-UNICEF partnership

•	The percentage of women in the ING Management Council increased from 14.9% in 2010 to 16.2% in 2011

Our definition of sustainability

For ING, sustainability means contributing to positive, long-term change in society. ING believes that the best way to do this is by being good at what we do: namely, by providing high-quality products and services that meet the needs and expectations of our customers and help them achieve a secure financial future.

ING’s commitment to sustainability also entails taking responsibility for the impact of our products and services, promoting sustainable finance, and continuing to invest in the communities where we do business.

ING is stepping up our efforts to provide innovative financial solutions to some of today’s most pressing social funding and investment challenges, including the transition to more renewable sources of energy and the financing of the healthcare system, among others. At year-end 2011, 33% of ING’s project finance energy portfolio was in renewable energy projects and we expect to increase that share to 50% in the next 12 to 18 months. When considering new investment opportunities, our research teams in the ING Economics Department actively explore sustainable business opportunities. A variety of studies have been published on sustainability and the impact of sustainability-related topics on the mainstream economy.

Creating a better customer experience

ING is continuously working to better align its services and business operations with the interests and needs of its customers. ING screens its entire product portfolio against stricter criteria for good customer care. Based on this screening, the Group simplified many products and improved its transparency. Moreover, ING invests to improve its customers’ financial capabilities, for example by demonstrating how to obtain a better insight into their personal financial situation and to simplify their financial decision-making.

In 2011, ING published a study called ‘Consumer Resourcefulness’, which explored the financial attitudes and behaviour of global consumers. Based on this research, ING introduced several new online tools, calculators and worksheets in the first quarter of 2012 that enable consumers to calculate their savings goals and retirement plans and gain more insight into their own financial situation. Another example of how ING has created a better customer experience based on customer feedback is at ING Life in Poland, which now guarantees the payout of life insurance within 24 hours of filing a claim. In January 2012, ING Bank of Beijing Life in China was named “the most reliable company of 2011” by National Business Daily, a newspaper.

Customer satisfaction is high on ING’s agenda. The Net Promoter Score (NPS), a methodology that measures customer loyalty, is one of the ways ING assesses customer satisfaction. By putting a strong focus on customers’ daily experience and gathering feedback at critical moments of truth in the relationship, NPS helps ING to continuously improve processes and services. ING Direct business units have been using NPS since 2009 to benchmark themselves against local competitors. Since then, ING’s other retail units also began using NPS to measure themselves against local competitors. At the end of March 2012, ING Direct in Canada, France and Italy, and ING-DiBa in Germany all ranked number one in their markets versus local competitors. ING Direct Australia and Retail Netherlands ranked first in their respective markets according to the most recent NPS data available as of year-end 2011.

8	ING GROUP PRESS RELEASE 1Q2012

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT

ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		Total Insurance
in EUR million	1Q2012	1Q2011[2]	1Q2012	1Q2011[2]	1Q2012	1Q2011[2]
Gross premium income	8,248	8,207			8,248	8,207
Interest result Banking operations	3,042	3,089	3,052	3,092
Commission income	903	964	546	587	357	377
Total investment & other income	-504	1,490	204	359	-682	1,224

Total underlying income	11,688	13,750	3,801	4,037	7,923	9,809

Underwriting expenditure	6,777	8,204			6,777	8,204
Staff expenses	1,850	1,829	1,301	1,333	549	496
Other expenses	1,301	1,283	865	859	437	425
Intangibles amortisation and impairments	69	70	69	70

Operating expenses	3,220	3,182	2,235	2,262	986	920
Interest expenses Insurance operations	136	155			172	251
Addition to loan loss provisions	441	242	441	242
Other	6	5			6	5

Total underlying expenditure	10,580	11,789	2,675	2,504	7,941	9,381

Underlying result before tax	1,108	1,961	1,126	1,533	-18	428

Taxation	360	574	353	428	7	146
Minority interests	43	33	27	24	16	9

Underlying net result	705	1,354	746	1,081	-41	274

Net gains/losses on divestments	489	11	489	11
Net result from divested units		105		108		-3
Net result from discontinued operations[2]		28				28
Special items after tax	-515	-117	-404	-53	-111	-64

Net result	680	1,381	831	1,147	-152	234

[1]	Including intercompany eliminations
[2]

The underlying results of the Group and Banking Operations exclude the results of ING Direct USA, as these results were transferred to the “Net result from divested units”. The results of Insurance Latin America have been transferred to “Net result from discontinued operations”.

ING GROUP PRESS RELEASE 1Q2012	9

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET

ING Group: Consolidated balance sheet

	ING Group			ING Bank NV			ING Verzekeringen NV			Holdings/eliminations
in EUR million	31 Mar. 12	31 Dec. 11	31 Mar. 11[1] pro forma	31 Mar. 12	31 Dec. 11	31 Mar. 11[1] pro forma	31 Mar. 12	31 Dec. 11	31 Mar. 11[1] pro forma	31 Mar. 12	31 Dec. 11	31 Mar. 11[1] pro forma
Assets
Cash and balances with central banks	46,587	31,194	13,552	43,894	28,112	10,307	12,172	11,577	7,364	-9,479	-8,495	-4,119
Amounts due from banks	50,441	45,323	55,164	50,441	45,323	55,163
Financial assets at fair value through P&L	262,863	262,722	248,631	132,261	136,090	128,099	130,796	126,873	122,160	-193	-241	-1,628
Investments	219,148	217,407	208,020	86,278	83,803	88,762	132,870	133,605	119,259
Loans and advances to customers	606,032	602,525	582,162	581,022	577,569	557,890	30,080	32,928	30,025	-5,070	-7,972	-5,753
Reinsurance contracts	5,632	5,870	5,542				5,632	5,870	5,542
Investments in associates	2,330	2,370	3,767	835	827	1,300	1,477	1,526	2,473	17	17	-6
Real estate investments	1,443	1,670	1,764	264	435	526	902	954	960	277	281	278
Property and equipment	2,840	2,886	2,954	2,398	2,417	2,490	442	469	464
Intangible assets	3,550	3,558	4,171	1,765	1,743	1,995	1,950	1,972	2,332	-165	-157	-156
Deferred acquisition costs	10,054	10,204	10,116				10,054	10,204	10,116
Other assets	30,809	31,016	31,467	21,519	22,363	22,307	9,552	9,410	10,084	-261	-758	-924

Total assets excl. assets held for sale	1,241,729	1,216,745	1,167,310	920,677	898,682	868,839	335,927	335,387	310,777	-14,875	-17,324	-12,308
Assets held for sale		62,483	61,927		62,483	58,668			3,259

Total assets	1,241,729	1,279,228	1,229,235	920,677	961,165	927,507	335,927	335,387	314,036	-14,875	-17,324	-12,308

Equity
Shareholders’ equity	47,616	46,663	40,067	35,307	34,367	34,869	23,531	23,475	18,955	-11,222	-11,179	-13,757
Minority interests	831	777	742	729	693	617	84	62	124	18	22
Non-voting equity securities	3,000	3,000	5,000							3,000	3,000	5,000

Total equity	51,447	50,440	45,809	36,036	35,060	35,486	23,615	23,537	19,079	-8,204	-8,157	-8,756

Liabilities
Subordinated loans	8,687	8,858	10,213	16,473	18,408	19,087	4,173	4,367	4,295	-11,959	-13,917	-13,169
Debt securities in issue	163,968	139,861	140,145	155,035	130,926	130,739	3,425	3,436	3,901	5,508	5,499	5,505
Other borrowed funds	17,727	19,684	19,661				6,849	7,307	7,686	10,878	12,377	11,975
Insurance and investment contracts	281,554	278,833	262,461				281,554	278,833	262,461
Amounts due to banks	69,317	72,233	78,528	69,317	72,233	78,528
Customer deposits and other funds on deposits	474,533	467,547	455,884	485,481	479,364	462,019				-10,948	-11,817	-6,135
Financial liabilities at fair value through P&L	140,190	142,868	122,184	136,013	138,864	120,277	4,526	4,404	3,396	-349	-400	-1,489
Other liabilities	34,307	34,639	33,738	22,323	22,045	22,448	11,785	13,503	11,529	199	-909	-239

Total liabilities excl. liabilities held for sale	1,190,282	1,164,523	1,122,814	884,641	861,840	833,098	312,312	311,850	293,268	-6,671	-9,167	-3,552
Liabilities held for sale		64,265	60,612		64,265	58,923			1,689

Total liabilities	1,190,282	1,228,788	1,183,426	884,641	926,105	892,021	312,312	311,850	294,957	-6,671	-9,167	-3,552

Total equity and liabilities	1,241,729	1,279,228	1,229,235	920,677	961,165	927,507	335,927	335,387	314,036	-14,875	-17,324	-12,308

[1]	Adjusted for transfer of ING Direct USA, ING Car Lease and ING Insurance Latin America to assets/liabilities held for sale.

ING GROUP PRESS RELEASE 1Q2012	10

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail International
	Total Retail Banking		Netherlands		Belgium		Germany		Rest of World
in EUR million	1Q2012	1Q2011	1Q2012	1Q2011	1Q2012	1Q2011	1Q2012	1Q2011	1Q2012	1Q2011
Interest result	2,060	2,146	864	903	405	402	293	314	498	527
Commission income	321	341	123	124	92	98	26	34	80	84
Investment income	1	4	-2	1	0	2	-6	0	8	1
Other income	79	83	16	21	49	22	-2	-22	16	61

Total underlying income	2,461	2,574	1,001	1,050	547	524	311	326	602	673

Staff and other expenses	1,567	1,548	587	598	360	354	165	156	455	439
Intangibles amortisation and impairments	3	3	3	3	0	0	0	0	0	0

Operating expenses	1,570	1,551	591	601	360	354	165	156	455	439

Gross result	891	1,023	410	449	187	170	146	170	148	234

Addition to loan loss provision	274	173	131	78	44	18	15	34	85	43

Underlying result before tax	617	850	280	371	143	152	131	136	63	191

Client balances (in EUR billion)[1]
Residential Mortgages	306.8	287.6	141.9	139.7	29.3	26.4	57.3	52.5	78.4	69.0
Other Lending	94.2	88.0	41.5	42.3	32.1	27.8	3.5	2.9	17.2	14.9
Funds Entrusted	403.6	381.6	111.2	103.2	73.5	70.4	90.0	87.0	128.9	120.9
AUM/Mutual Funds	55.3	58.6	15.9	16.8	25.5	27.9	6.1	6.3	7.8	7.5

Profitability and efficiency[1]
Cost/income ratio	63.8%	60.3%	59.0%	57.2%	65.8%	67.6%	53.1%	47.9%	75.5%	65.3%
Return on equity based on 10.0% core Tier 1[2]	11.6%	16.8%	16.9%	22.4%	19.2%	23.8%	17.1%	18.1%	2.4%	9.0%

Risk[1]
Risk costs in bp of average RWA	74	48	106	63	87	39	28	70	60	31
Risk-weighted assets (end of period)	149,008	143,297	49,108	50,029	20,471	18,072	21,595	19,383	57,834	55,813

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 1Q2012	11

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Commercial Banking: Consolidated profit and loss account

	Total Commercial Banking		Industry Lending		General Lending & Transaction Services		Financial Markets		Bank Treasury, Real Estate & Other
in EUR million	1Q2012	1Q2011	1Q2012	1Q2011	1Q2012	1Q2011	1Q2012	1Q2011	1Q2012	1Q2011
Interest result	905	945	375	399	289	276	205	200	36	70
Commission income	222	248	112	125	87	76	20	37	3	10
Investment income	122	71	6	9	-1	2	-2	33	119	27
Other income	153	271	-16	-21	7	12	51	186	111	94

Total underlying income	1,403	1,534	477	511	382	366	274	455	269	201

Staff and other expenses	567	603	110	113	191	177	217	229	49	84
Intangibles amortisation and impairments	59	59	0	0	0	0	0	0	59	59

Operating expenses	626	662	110	113	191	177	217	229	108	143

Gross result	777	872	367	399	191	189	58	226	161	58

Addition to loan loss provision	167	70	91	-16	39	67	5	1	31	18

Underlying result before tax	611	803	276	415	153	122	52	225	130	40

Client balances (in EUR billion)[1]
Residential Mortgages
Other Lending	135.6	137.6	77.2	76.5	48.1	50.2	1.9	3.0	8.4	8.0
Funds Entrusted	60.5	57.4	1.5	2.1	35.5	34.8	3.0	4.6	20.5	15.9
AUM/Mutual Funds	0.4	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.3

Profitability and efficiency[1]
Cost/income ratio	44.6%	43.1%	23.1%	22.0%	50.0%	48.4%	79.0%	50.4%	40.1%	71.0%
Return on equity based on 10.0% core Tier 1[2]	12.1%	17.6%	18.6%	26.4%	10.6%	8.4%	4.9%	25.4%	15.0%	4.7%

Risk[1]
Risk costs in bp of average RWA	47	20	81	-14	34	56	6	1	93	50
Risk-weighted assets (end of period)	135,352	135,837	44,037	46,434	44,811	47,462	33,441	27,298	13,063	14,644

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 1Q2012	12

APPENDIX 5 INSURANCE: MARGIN ANALYSIS AND KEY FIGURES

Insurance: Margin analysis and key figures

	ING Insurance			Benelux		Central & Rest of Europe		United States		US Closed Block VA		Asia/Pacific		ING IM		Corporate Line
In EUR million	1Q2012	1Q2011		1Q2012	1Q2011	1Q2012	1Q2011	1Q2012	1Q2011	1Q2012	1Q2011	1Q2012	1Q2011	1Q2012	1Q2011	1Q2012	1Q2011
Investment margin	459	371		144	119	11	13	264	216	6	7	34	14	1	1
Fees and premium-based revenues	1,228	1,203		174	165	110	120	287	268	25	57	411	376	220	217
Technical margin	141	196		36	78	46	40	-8	23	9	7	59	47	—	—
Income non-modelled life business	14	25		-0	10	5	3	0	-0	-0	0	10	12	0	-0

Life & ING IM operating income	1,843	1,795		354	373	171	177	543	507	40	71	514	449	221	218

Administrative expenses	773	710		156	139	82	82	221	182	24	21	114	113	175	172
DAC amortisation and trail commissions	507	482		58	65	56	48	173	151	36	36	183	181	1	1

Life & ING IM expenses	1,280	1,191		213	204	138	130	395	333	60	57	298	294	176	173

Life & ING IM operating result	563	604		140	169	33	47	149	174	-20	14	217	156	45	45

Non-life operating result	9	42		6	40	1	1	—	—	—	—	1	1	—	—
Corporate Line operating result	-96	-135														-96	-135

Operating result	475	511		147	209	34	48	149	174	-20	14	218	157	45	45	-96	-135

Gains/losses and impairments	106	-126		70	-111	-16	-8	18	-40	16	6	13	20	-0	5	4	3
Revaluations	-180	85		-207	9	1	—	35	43	-1	3	1	-1	4	5	-13	27
Market & other impacts	-419	-43		-18	-93	—	—	-11	8	-379	39	17	2	—	—	-29	2

Underlying result before tax	-18	428		-8	14	19	40	191	184	-384	61	249	177	49	54	-134	-104

Life Insurance - New business figures
Single premiums	2,732	2,985		444	732	204	245	1,880	1,900	—	0	204	107	—	—	—	—
Annual premiums	1,029	941		83	125	86	73	360	320	—	—	500	423	—	—	—	—
New sales (APE)	1,302	1,239		127	198	106	97	548	510	—	0	520	434	—	—	—	—

Key figures
Gross premium income	8,248	8,207		2,635	2,944	535	599	2,848	2,730	104	118	2,125	1,811	—	—	0	6
Adm. expenses / operating income (Life & ING IM)	41.9%	39.6%		44.1%	37.3%	48.0%	46.3%	40.7%	35.9%	60.0%	29.6%	22.2%	25.2%	79.2%	78.9%
Life general account invested assets (end of period, in EUR billion)[1]	157	149		60	59	7	8	59	56	4	4	26	22	—	—	—	—
Investment margin / Life general account invested asset (in bps)[2]	118	98		117	85	95	96	161	144	58	17	38	27	—	—
Provision for life insurance & investm. contracts for risk policyholder (end of period)	121,612	116,591	[3]	22,710	22,084	3,675	3,813	39,722	35,908	32,982	33,541	22,523	21,103	—	—	—	—
Net production client balances (in EUR billion)	-1.7	1.4		0.3	-0.1	0.0	0.4	-0.5	-0.7	-0.7	-0.7	0.4	0.2	-1.2	2.4	—	—
Client balances (end of period, in EUR billion)	407.9	371.6		70.8	70.1	27.2	29.2	103.5	92.9	33.8	34.2	46.8	42.1	125.8	103.0	—	—
Administrative expenses (total)	905	845		243	233	84	83	221	182	24	21	116	114	175	172	43	39

[1]

Revised definition: the Life GA invested assets definition has been revised to better align with the investment margin on operating basis by, amongst others, excluding non-trading derivatives and revaluations on debt securities; all previous quarters have been restated

[2]	Four-quarter rolling average
[3]	1Q2011 includes EUR 143 million for Latin America

ING GROUP PRESS RELEASE 1Q2012	13

ENQUIRIES

Investor enquiries

T: +31 20 576 6396

E: investor.relations@ing.com

Press enquiries

T: +31 20 576 5000

E: media.relations@ing.com

Additional information is available in the following documents on www.ing.com:

•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	ING Group Analyst Presentation

•	Condensed consolidated interim financial information for the period ended 31 March 2012

Investor conference call, media conference call and webcast

Jan Hommen, Patrick Flynn, Wilfred Nagel and Matt Rider will discuss the results in an analyst and investor conference call on 9 May 2012 at 9:00 CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9676 (US) and via live audio webcast at www.ing.com.

A media conference call will be held on 9 May 2012 at 11:00 CET. Journalists can join the conference call at +31 20 794 8500 (NL) or +44 20 7190 1537 (UK).

DISCLAIMER

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 2011 ING Group Annual Accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

Notes from the front page table:

[1]

The underlying results of the Group and Banking Operations exclude the results of ING Direct USA, as these results were transferred to the “Net result from divested units”. The results of Insurance Latin America have been transferred to “Net result from discontinued operations”.

[2]	Result per share differs from IFRS earnings per share in respect of attributions to the Core Tier 1 securities.
[3]	Four quarter rolling average.
[4]	Annualised underlying net result divided by average IFRS-EU equity.

Note: Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments and special items.

14	ING GROUP PRESS RELEASE 1Q2012